FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 10, 2005
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION (continuing operations - preliminary and unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
Economic Value Added (EVA)
SIGNATURES

Key figures(1)

	Fiscal year(2)		4th quarter(3)

	2005	2004	2005	2004

Income from continuing operations	3,058	3,450	497	736
(in millions of euros)
Effects related to Infineon share sale and a goodwill impairment (4)		403

		3,407

Loss from discontinued operations, net of income taxes	(810)	(45)	(420)	(82)
Net income	2,248	3,405	77	654
(in millions of euros)
Earnings per share from continuing operations (5)	3.43	3.87	0.56	0.82
(in euros)
Loss per share from discontinued operations (5)	(0.91)	(0.05)	(0.47)	(0.09)
(in euros)
Earnings per share (5)	2.52	3.82	0.09	0.73
(in euros)

Net cash from operating and investing activities (6)	(1,489)	3,015	659	477
(in millions of euros)
therein: Net cash provided by operating activities	4,217	4,704	2,944	2,185
Net cash used in investing activities	(5,706)	(1,689)	(2,285)	(1,708)
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—
(included in net cash provided by (used in) operating activities)
Net proceeds from the sale of Infineon shares	—	1,794	—	—
(included in net cash provided by (used in) investing activities)

Group profit from Operations (6)	4,687	5,136	926	1,474
(in millions of euros)

New orders (6)	83,791	75,789	23,596	20,336
(in millions of euros)

Sales (6)	75,445	70,237	22,106	19,603
(in millions of euros)

	September 30, 2005	September 30, 2004

Employees (6) (in thousands)	461	424
Germany	165	161
International	296	263

(1)	Preliminary and unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	October 1, 2004 and 2003 — September 30, 2005 and 2004, respectively.
(3)	July 1, 2005 and 2004 — September 30, 2005 and 2004, respectively.
(4)	Pretax gain of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million.
(5)	Earnings per share — basic.
(6)	Continuing operations.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Earnings Release Munich, November 10, 2005

Siemens in fiscal 2005 (ended September 30, 2005)

•	Orders rose 11% to €83.791 billion and sales of €75.445 billion were up 7%.

•	Income from continuing operations was €3.058 billion, level with income from continuing operations a year earlier excluding a net €403 million benefit from effects related to the sale of shares in Infineon Technologies AG and a goodwill impairment.

•	Net income was €2.248 billion, including a negative €810 million related to discontinued mobile devices operations. Net income of €3.405 billion in the prior year also included the €403 million net benefit.

•	Group profit from Operations was €4.687 billion, including significant charges in the I&C Groups and the industry logistics businesses formerly of L&A. Group profit from Operations a year earlier was €5.136 billion.

•	On a continuing basis, net cash from operating and investing activities was a negative €1.489 billion, including a significant increase in cash used for acquisitions and investments to €3.102 billion and €1.496 billion in supplemental cash contributions to Siemens pension plans. In the prior year, net cash from operating and investing activities was a positive €3.015 billion, including lower supplemental pension plan contributions of €1.255 billion more than offset by €1.794 billion in net proceeds from the Infineon share sale.

•	Siemens management proposes a dividend of €1.35 per share compared to €1.25 per share a year earlier.

“Fiscal 2005 was a very dynamic year for Siemens,” said Siemens CEO Klaus Kleinfeld in presenting preliminary results for the year. “We saw healthy growth, notably double-digit growth in orders, and many of our Groups produced strong profit performances.

We also completed one of our busiest years of portfolio changes, gaining new strength in power, medical solutions and industrial automation. Furthermore, we took important steps with respect to our Information and Communications businesses. Overall, we delivered €3.1 billion in income from continuing operations, in line with our earlier guidance, despite significant charges.”

“Looking forward, we will continue to rigorously execute on our Fit4More program with fiscal 2007 in view. We expect that the necessary strategic reorientation measures will affect, positively and negatively, our income and cash flow throughout fiscal 2006. We are on track in making Siemens fit for the future, including a further strengthening of our leadership in strategic markets.”

For the fiscal year ended September 30, 2005, Siemens reported income from continuing operations of €3.058 billion, including a goodwill impairment. For comparison, income from continuing operations of €3.450 billion a year earlier included the €403 million net benefit mentioned above. Discontinued operations in fiscal 2005 were a negative €810 million due to divestment of Com’s mobile devices business. Net income, which includes discontinued operations, was €2.248 billion. More information on discontinued operations is included later in this release. Net income of €3.405 billion a year earlier includes the €403 million net benefit mentioned above. Basic and diluted earnings per share were €2.52 and €2.42, respectively, compared to €3.82 and €3.66 a year earlier. Based on income from continuing operations, basic and diluted earnings per share were €3.43 and €3.29, respectively, compared to €3.87 and €3.71 a year earlier.

Group profit from Operations was €4.687 billion compared to €5.136 billion a year earlier. Most Groups continued on track toward their fiscal 2007 earnings objectives, with particularly strong earnings coming from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV) and Osram. In contrast, Group profit at Communications (Com) was lower year-over-year. Siemens Business Services (SBS) posted a substantial loss, including €228 million in capacity adjustment charges and a fourth-quarter goodwill impairment of €262 million. In addition, Group profit from Operations in fiscal 2005 includes charges at the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions. These businesses are accounted for in Other Operations and the Logistics and Assembly Systems (L&A) Group is dissolved effective October 1, 2005. Along with Com and SBS, DI and MHP also expect further charges in coming quarters.

Orders for the year rose 11%, to €83.791 billion, and sales increased 7%, to €75.445 billion. Excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 7% and sales were up 3% year-over-year. Orders were higher at every Group in Operations, and sales also rose across the board except at Transportation Systems (TS). Sales growth was driven by international expansion, while orders climbed both domestically and internationally. Most major acquisitions for the year closed in the second half of the year, including CTI Molecular Imaging, Inc. (CTI), a nuclear medicine diagnostics company; Flender Holding GmbH, an industrial gear manufacturer; Robicon Corp., a maker of industrial voltage converters in the U.S.; and VA Technologie AG (VA Tech), a power and industrial solutions company.

On a continuing basis, net cash from operating and investing activities was a negative €1.489 billion in fiscal 2005. Net cash included a significant increase in cash used for acquisitions and investments to €3.102 billion and €1.496 billion in supplemental cash contributions to Siemens pension plans. For comparison, net cash provided by operating and investing activities of €3.015 billion a year earlier included lower supplemental cash pension contributions of €1.255 billion, more than offset by €1.794 billion in net proceeds from the Infineon share sales.

Siemens results for the fourth quarter of fiscal 2005

Orders rose 16% compared to the fourth quarter a year earlier, to €23.596 billion, and sales climbed 13%, to €22.106 billion. Excluding currency effects and the net effect of acquisitions and dispositions, orders rose 9% and sales were up 4%. Group profit from Operations was €926 million, down from €1.474 billion a year earlier due largely to results at Com and SBS and also to asset impairments and project charges at DI and MHP. Income from continuing operations was €497 million compared to €736 million in the prior-year period. Based on income from continuing operations, basic and diluted earnings per share were €0.56 and €0.54, respectively, compared to €0.82 and €0.79 a year earlier. Fourth-quarter net income including discontinued operations was €77 million compared to €654 million a year earlier. Earnings per share for the fourth quarter were €0.09, compared to basic and diluted earnings per share of €0.73 and €0.70, respectively, a year earlier. On a continuing basis, net cash provided by operating and investing activities was €659 million in the fourth quarter. Investing activities used €2.285 billion, as a number of major acquisitions for the year closed in the fourth quarter. A year earlier, fourth-quarter net cash provided by operating and investing activities was €477 million, including €822 million used to acquire USFilter.

Operations in fiscal 2005

Information and Communications

Communications (Com)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	53	286	(81)%		454	707	(36)%
Group profit margin	1.4%	7.9%			3.5%	5.6%

Sales	3,707	3,627	2%	(1)%	13,141	12,709	3%	2%
New orders	3,553	3,329	7%	5%	13,802	13,031	6%	5%

*	Excluding currency translation effects of 2% and 1% on sales and orders, respectively, and portfolio effects of 1% on sales and orders.
**	Excluding portfolio effects of 1% on sales and orders.

Com closed the sale of its mobile devices business to BenQ Group (BenQ) of Taiwan in the fourth quarter. In the following discussion, discontinued mobile devices operations are excluded from both fiscal 2005 and fiscal 2004, in order to present a meaningful comparison of continuing operations over time.

Fiscal 2005 orders at Com rose 6%, to €13.802 billion, and sales increased 3%, to €13.141 billion. The Mobile Networks division accounted for much of Com’s growth for the year, and also made a strong earnings contribution. Group profit was €454 million for the year, down from €707 million a year earlier due predominantly to margin pressure in the enterprise business and severance charges, largely in the Fixed Networks division. The charges were offset by a gain of €208 million on the sale of a portion of Com’s shares in Juniper Networks, Inc.

Fourth-quarter Group profit was €53 million, down from €286 million a year earlier due to severance charges and market-driven margin pressures. Fourth-quarter sales of €3.707 billion were up 2% compared to the prior-year period, and fourth-quarter orders of €3.553 billion were 7% higher year-over-year.

Siemens Business Services (SBS)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	(427)	(28)			(690)	40
Group profit margin	(28.4)%	(2.2)%			(12.8)%	0.8%

Sales	1,502	1,245	21%	9%	5,373	4,716	14%	5%
New orders	1,801	2,342	(23)%	(26)%	6,531	6,293	4%	(6)%

*	Excluding portfolio effects of 12% and 3% on sales and orders, respectively.
**	Excluding portfolio effects of 9% and 10% on sales and orders, respectively.

SBS posted a loss of €690 million in fiscal 2005, including a goodwill impairment of €262 million in its Operation Related Services division and charges of €228 million for severance and capacity adjustments. Group profit in the prior year included a €93 million gain on the sale of 74.9% of Kordoba KG. Sales rose 14%, to €5.373 billion, on an increase in both internal and external sales. Orders of €6.531 billion were up 4% from a year earlier, which included major outsourcing contracts in the U.K., partly involving acquisitions.

In the fourth quarter of fiscal 2005, the charges noted above accounted for most of the loss of €427 million. For comparison, the prior-year period included the Kordoba gain mentioned above. Fourth-quarter sales at SBS rose significantly compared to the same period a year earlier. Fourth-quarter orders clearly out-paced sales, but came in below the level a year earlier, which included the outsourcing contracts mentioned above.

Automation and Control

Automation and Drives (A&D)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	343	313	10%		1,210	1,077	12%
Group profit margin	11.3%	12.7%			12.3%	12.2%

Sales	3,041	2,469	23%	9%	9,844	8,829	11%	7%
New orders	2,840	2,310	23%	7%	10,190	8,980	13%	10%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 13% and 15% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on orders, and portfolio effects of 4% on sales and orders.

A&D delivered double-digit growth in earnings, sales and orders in fiscal 2005. Group profit rose 12% to €1.210 billion. A&D also significantly expanded its business base with fourth-quarter acquisitions, including Flender Holding GmbH, a leading industrial gear maker, and Robicon Corp., a leading U.S. manufacturer of motor voltage converters. Fiscal 2005 sales for A&D climbed 11% year-over-year, to €9.844 billion, and orders increased 13%, to €10.190 billion. Effective with the beginning of fiscal 2006, A&D includes Siemens’ Electronics Assembly Systems division, which was formerly part of L&A.

Fourth-quarter Group profit at A&D rose 10% compared to the same quarter a year earlier, despite amortization effects related to the acquisitions mentioned above. Sales and orders each jumped 23%, to €3.041 billion and €2.840 billion, respectively, due primarily to the acquisitions.

Industrial Solutions and Services (I&S)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	52	35	49%		139	95	46%
Group profit margin	2.8%	2.7%			2.6%	2.2%

Sales	1,854	1,309	42%	10%	5,390	4,290	26%	6%
New orders	1,657	1,190	39%	15%	5,686	4,356	31%	15%

*	Excluding currency translation effects of 1% and 2% on sales and orders, respectively, and portfolio effects of 31% and 22% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 21% and 17% on sales and orders, respectively.

I&S contributed Group profit of €139 million in fiscal 2005, up 46% from €95 million a year earlier. Profit growth was due primarily to a full-year contribution from the Group’s water systems business, acquired in the fourth quarter of fiscal 2004, backed by Group-wide earnings improvements. Sales climbed 26% for the year, to €5.390 billion, including the water systems business and revenues from the portion of the VA Tech acquisition allocated to I&S. The acquisitions also contributed strongly to the year’s 31% growth in orders, which reached €5.686 billion. Effective with the beginning of fiscal 2006, I&S includes Siemens’ Postal Automation and Airport Logistics divisions, which were formerly part of L&A.

The fourth quarter at I&S followed the pattern of the full year. Group profit rose to €52 million from €35 million a year earlier on broad-based earnings improvement, which more than offset amortization effects related to VA Tech. Acquisitions drove 42% growth in fourth-quarter sales and 39% growth in fourth-quarter orders.

Logistics and Assembly Systems (L&A)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	7	60	(88)%		69	45	53%
Group profit margin	1.6%	13.0%			4.7%	3.2%

Sales	435	460	(5)%	(4)%	1,472	1,419	4%	8%
New orders	639	285	124%	124%	2,015	1,799	12%	16%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of (2)% and (1)% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of (3)% on sales and orders.

In the fourth quarter of fiscal 2005, Siemens announced that DI and MHP will be carved out as a separate entity, called Dematic, and L&A is dissolved effective October 1, 2005. Results for L&A for fiscal 2005 and prior years have been recast to exclude the Dematic businesses, whose results are reported in Other Operations.

Group profit of €69 million in fiscal 2005 was up 53% from €45 million a year earlier, which included excess capacity and project cost overruns. The Electronics Assembly Systems division was the leading earnings performer in both years, with earnings margins well above those for the Group as a whole. Sales rose 4% to €1.472 billion, and orders climbed 12%, to €2.015 billion. Effective October 1, 2005, Airport Logistics and Postal Automation divisions are included in I&S, and the Electronics Assembly Systems division is included in A&D.

Fourth-quarter Group profit and sales were both lower than in the same period a year earlier, which included earnings from project incentives and also benefited from successful pursuit of a patent infringement claim. Orders in the fourth quarter were higher than in the prior-year period due to a large postal automation order in the U.S.

Siemens Building Technologies (SBT)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	84	39	115%		181	108	68%
Group profit margin	6.5%	3.2%			4.1%	2.5%

Sales	1,300	1,214	7%	4%	4,415	4,247	4%	3%
New orders	1,163	1,153	1%	(1)%	4,518	4,358	4%	4%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 2% and 1% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 2% and 1% on sales and orders, respectively.

SBT posted €181 million in Group profit in fiscal 2005, a 68% improvement built on greater capacity utilization. All divisions at SBT contributed improved earnings, and Group profit rose in all four quarters compared to the corresponding period a year earlier. Sales and orders both rose 4%, to €4.415 billion and €4.518 billion, respectively, particularly including growth in the Security Systems division.

In the seasonally strong fourth quarter, Group profit and earnings margin rose sharply compared to the prior-year period, when SBT was adjusting capacity. Fourth-quarter sales of €1.300 billion and orders of €1.163 billion were up 7% and 1%, respectively, compared to the prior-year period.

Power

Power Generation (PG)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	256	206	24%		951	961	(1)%
Group profit margin	10.9%	10.4%			11.8%	12.8%

Sales	2,345	1,979	18%	12%	8,061	7,527	7%	3%
New orders	3,318	2,124	56%	52%	10,964	9,243	19%	14%

*	Excluding portfolio effects of 6% and 4% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on sales and orders, and portfolio effects of 5% and 6% on sales and orders, respectively.

Fiscal 2005 orders climbed 19% at PG, to €10.964 billion for the year, fueled by PG’s acquisition of a wind power business in the first quarter and a number of large power plant orders booked through the year. The Group’s 7% increase in sales, to €8.061 billion, also benefited from the acquisition. PG delivered €951 million in Group profit in fiscal 2005, close to the level a year earlier. Equity income from joint ventures in China contributed to Group profit. PG’s earnings margin reflected rising R&D investments as well as on-going changes in sales mix, including faster growth in the Group’s industrial business relative to its fossil power generation business.

In the fourth quarter, orders surged 56%, to €3.318 billion, including major orders in the Middle East, Germany, the Commonwealth of Independent States (CIS) and Africa. Sales climbed 18%, to €2.345 billion. Group profit rose 24%, to €256 million, on higher sales.

Power Transmission and Distribution (PTD)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	72	62	16%		212	238	(11)%
Group profit margin	4.6%	5.3%			5.0%	6.6%

Sales	1,581	1,176	34%	2%	4,250	3,611	18%	3%
New orders	1,638	1,088	51%	25%	5,283	3,863	37%	26%

*	Excluding currency translation effects of 3% on sales and orders, and portfolio effects of 29% and 23% on sales and orders, respectively.
**	Excluding currency translation effects of (1)% on orders, and portfolio effects of 15% and 12% on sales and orders, respectively.

PTD delivered €212 million in Group profit in fiscal 2005, after integration costs related to PTD’s portion of the VA Tech acquisition, charges for capacity adjustments at a transformer facility in Germany, and charges related to a project in the CIS. Sales climbed 18%, to €4.250 billion, and orders surged 37%, to €5.283 billion, on the strength of Group-wide growth, particularly in the High Voltage division. Sales and orders also benefited from the VA Tech acquisition in fiscal 2005 and full-year results from Trench Electric Holding, acquired late in the prior year.

In the fourth quarter of fiscal 2005, PTD’s Group profit of €72 million included the integration costs mentioned above. The VA Tech acquisition was the Group’s primary growth driver. Sales increased 34%, to €1.581 billion, and orders climbed 51%, to €1.638 billion, including a major order in the U.S.

Transportation

Transportation Systems (TS)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	15	(129)			45	(434)
Group profit margin	1.3%	(10.5)%			1.1%	(10.1)%

Sales	1,161	1,225	(5)%	(6)%	4,190	4,310	(3)%	(3)%
New orders	1,590	1,238	28%	22%	4,599	4,321	6%	6%

*	Excluding currency translation effects of 1% on orders, and portfolio effects of 1% and 5% on sales and orders, respectively.
**	Excluding currency translation effects.

TS recorded Group profit of €45 million in fiscal 2005 and continued to stabilize its operations. For comparison, the loss of €434 million a year earlier included substantial charges in the Group’s rolling stock business. While sales for the year came in at €4.190 billion, 3% below the prior-year level, international growth, particularly in Asia-Pacific, drove orders up 6%, to €4.599 billion.

In the fourth quarter, TS had a Group profit of €15 million compared to a loss in the same period a year earlier, which included significant charges. Order growth was exceptionally strong, including major orders in Europe outside Germany.

Siemens VDO Automotive (SV)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	148	160	(8)%		630	562	12%
Group profit margin	6.1%	7.0%			6.6%	6.2%

Sales	2,411	2,298	5%	3%	9,610	9,001	7%	2%
New orders	2,417	2,313	4%	2%	9,787	9,029	8%	3%

*	Excluding currency translation effects of 2% on sales and orders.
**	Excluding portfolio effects of 5% on sales and orders.

SV increased its fiscal 2005 Group profit 12%, to €630 million, leveraging a larger revenue base with a more favorable sales mix. Sales were up 7%, to €9.610 billion, including growth in all divisions and full-year consolidation of a U.S. automotive electronics unit acquired in the middle of fiscal 2004. The same factors accounted for an 8% increase in orders, to €9.787 billion for the year.

Group profit of €148 million in the fourth quarter included negative income from an investment and higher R&D expenses. Sales of €2.411 billion and orders of €2.417 billion were up 5% and 4%, respectively, compared to the prior-year period.

Medical

Medical Solutions (Med)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	302	272	11%		976	1,046	(7)%
Group profit margin	13.3%	13.3%			12.8%	14.8%

Sales	2,275	2,046	11%	8%	7,626	7,072	8%	9%
New orders	2,569	2,497	3%	1%	8,641	8,123	6%	8%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 2% and 1% on sales and orders, respectively.
**	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 1% on sales.

Med contributed €976 million in Group profit in fiscal 2005. For comparison, Group profit in fiscal 2004 included €118 million in gains from portfolio transactions early in the year, primarily the sale of Med’s Life Support Systems (LSS) business. Diagnostics imaging solutions led growth for the year, resulting in an 8% rise in sales, to €7.626 billion, and a 6% increase in orders, to €8.641 billion. During the year Med acquired CTI Molecular Imaging, Inc., which strengthens its ability to discover, develop and deliver molecular imaging solutions.

In the fourth quarter, Group profit of €302 million was up 11% year-over-year, and sales and orders both reached new highs at €2.275 billion and €2.569 billion, respectively.

Lighting

Osram

	Fourth quarter ended September 30,				Fiscal Year ended September 30,

			% Change				% Change

(€ in millions)	2005	2004	Actual	Adjusted*	2005	2004	Actual	Adjusted**

Group profit	117	109	7%		465	445	4%
Group profit margin	10.4%	10.4%			10.8%	10.5%

Sales	1,122	1,050	7%	6%	4,300	4,240	1%	3%
New orders	1,122	1,050	7%	6%	4,300	4,240	1%	3%

*	Excluding currency translation effects of 1% on sales and orders.
**	Excluding currency translation effects of (2)% on sales and orders.

Osram’s Group profit in fiscal 2005 was a record €465 million, up 4% year-over-year despite rising energy and materials costs. The Group responded with productivity increases and increased revenues from high-end products. Overall, sales and orders for Osram rose to €4.300 billion for the year, despite negative currency translation effects. Fourth-quarter Group profit increased 7% year-over-year, to €117 million, and sales and orders were up 7%, at €1.122 billion.

Other Operations

Other Operations consist of centrally held equity investments, joint ventures and other operating businesses not related to a Group. With the announced carve-out of the Dematic businesses, their results are included in Other Operations on a retroactive basis to maintain a meaningful comparison with prior years. In fiscal 2005, asset impairments and project charges at these businesses resulted in Group profit from Other Operations of €45 million, down from €246 million a year earlier. Earnings from joint ventures were also lower year-over-year. Fiscal 2005 sales for Other Operations totaled €3.122 billion compared to €3.292 billion a year earlier.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations totaled a negative €1.072 billion in fiscal 2005, compared to a negative €1.206 billion in fiscal 2004. Within the total, corporate items accounted for a negative €537 million. For comparison, the negative €450 million in corporate items a year earlier included the pre-tax Infineon gain of €590 million, partly offset by the €433 million goodwill impairment related to airport logistics and distribution and industry logistics activities acquired from Atecs Mannesmann in 2001. Centrally carried pension expense was €519 million compared to €729 million a year earlier. The decrease was due primarily to supplemental pension plan funding, which increased pension plan assets and expected absolute returns, and lower amortization of unrecognized net losses in the current year compared to the prior-year period. Centrally carried pension expense is expected to increase in fiscal 2006 due to a reduction in the discount rate assumption at September 30, 2005.

Financing and Real Estate

Siemens Financial Services (SFS)

	Fourth quarter ended September 30,			Fiscal Year ended September 30,

(€ in millions)	2005	2004	% Change	2005	2004	% Change

Income before income taxes	50	60	(17)%	319	250	28%
Total assets				10,148	9,055	12%

Income before income taxes at SFS in fiscal 2005 was €319 million, up from €250 million a year earlier. This result included a special dividend related to an investment, a gain from the sale of an investment, and a gain on the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG). The increase in assets compared to fiscal 2004 stems from expansion of the Equipment and Sales Financing (ESF) business in Europe and the Americas, including the acquisition of financial services firm Broadcastle plc in the U.K.

Income before income taxes in the fourth quarter was lower compared to the same period a year earlier, due largely to higher reserves for receivables at ESF.

Siemens Real Estate (SRE)

	Fourth quarter ended September 30,			Fiscal Year ended September 30,

(€ in millions)	2005	2004	% Change	2005	2004	% Change

Income before Income taxes	30	(1)		144	106	36%
Sales	433	408	6%	1,621	1,578	3%

Total assets				3,496	3,455	1%

Income before income taxes at SRE in fiscal 2005 was €144 million compared to €106 million a year earlier, which included termination costs associated with a major development project in Germany. Sales rose 3%, to €1.621 billion, primarily due to an increase in international business.

The fourth quarter of fiscal 2005 included higher proceeds from real estate sales, while the fourth quarter a year earlier included a portion of the termination costs mentioned above.

Eliminations, reclassifications and Corporate Treasury

Income before taxes from eliminations, reclassifications and Corporate Treasury was €298 million compared to €224 million a year earlier. The difference was due mainly to higher income from interest rate hedging activities not qualifying for hedge accounting.

Income statement highlights in fiscal 2005

In fiscal 2005, income from continuing operations was €3.058 billion compared to €3.450 billion a year earlier. The prior-year result included a net €403 million benefit from a pre-tax gain of €590 million and €246 million reversal of deferred tax liabilities related to the Infineon share sale, partially offset by the €433 million goodwill impairment related to airport logistics and distribution and industry activities. Net income, which includes discontinued operations, was €2.248 billion. Net income of €3.405 billion in the prior year included the net benefit referred to above.

Gross profit margin was 29.1% in fiscal 2005 compared to 29.4% a year earlier. Negative operating results and severance charges led to a significant gross profit decline at SBS, while gross profit was higher at TS. Research and development (R&D) expenses increased to €5.155 billion from €4.650 billion a year earlier. R&D spending as a percentage of sales rose to 6.8% compared to 6.6% in the prior year. Marketing, selling and general administrative expenses declined to 18.1% of sales from 18.3% in the prior year.

Other operating income (expense), net was a negative €9 million in fiscal 2005, as the goodwill impairment at SBS more than offset gains from Financing and Real Estate activities. A year earlier, other operating income (expense), net was a negative €172 million, as gains from divestments, particularly Med’s sale of LSS, were more than offset by the goodwill impairment related to airport logistics and distribution and industry activities. Income (loss) from investments in other companies, net was a positive €584 million. For comparison, this line item was €1.031 billion in the prior year, which included the Infineon share sale gain. Income (expense) from financial assets and marketable securities was €297 million, up from €69 million in fiscal 2004, due primarily to the Juniper gain at Com.

Sales and order trends for fiscal 2005

Sales for fiscal 2005 were €75.445 billion, a 7% increase from €70.237 billion in the prior-year period. Orders increased 11%, to €83.791 billion from €75.789 billion, on growing demand particularly in Asia-Pacific and the Americas. Excluding the net effects of acquisitions and dispositions and currency translation effects, sales were up 3% and orders rose 7%.

International sales and orders rose 11%, to €59.760 billion and €67.458 billion, respectively. In Germany, sales declined 3% year-over-year, to €15.685 billion, while orders rose 8%, to €16.333 billion, due primarily to major orders at PG and outsourcing contracts at SBS. In Europe outside Germany, sales for fiscal 2005 rose 7% year-over-year, to €24.429 billion, and orders were nearly level, at €26.150 billion. Within the Americas, sales in the U.S. for the full year increased 10%, to €14.686 billion, and orders rose 15%, to €15.867 billion, as growth from acquisitions more than offset negative currency translation effects. Asia-Pacific sales of €10.057 billion were 12% higher than in fiscal 2004, while orders climbed 23% year-over-year, to €11.918 billion. Within Asia-Pacific, sales in China were up 19%, at €3.202 billion, while orders in China surged 40%, to €4.142 billion.

Liquidity for fiscal 2005

On a continuing basis, operating and investing activities used net cash of €1.489 billion in fiscal 2005 compared to net cash provided of €3.015 billion in fiscal 2004.

			SFS, SRE and Corporate
Continuing operations	Operations		Treasury*		Siemens

	Year ended September 30,

(€ in millions)	2005	2004	2005	2004	2005	2004

Net cash provided by (used in):
Operating activities	3,565	3,635	652	1,069	4,217	4,704
Investing activities	(4,787)	(1,394)	(919)	(295)	(5,706)	(1,689)

Net cash provided by (used in) operating and investing activities — continuing operations	(1,222)	2,241	(267)	774	(1,489)	3,015

*	Also includes eliminations and reclassifications

Within Operations, net cash used in operating and investing activities was €1.222 billion in fiscal 2005 compared to net cash provided of €2.241 billion a year earlier. While capital expenditures and supplemental pension funding were higher in fiscal 2005, the major factor in the change year-over-year was a significant increase in outflows for acquisitions and investments, to €3.102 billion. Major acquisitions during the year included Bonus Energy, CTI, Flender Holding, Robicon, and VA Tech. In total, investing activities within Operations used €4.787 billion in fiscal 2005. In contrast, investing activities a year earlier included a single major acquisition, more than offset by €1.794 billion in net proceeds provided by the Infineon share sale.

The two other components of Siemens, which include Financing and Real Estate and Corporate Treasury activities, used net cash from operating and investing activities of €267 million in fiscal 2005, including a build-up of leasing assets. For comparison, these components provided net cash of €774 million in the prior year, including positive effects from hedging of intra-company financings and repayment of a vendor note related to the earlier disposal of various businesses.

Discontinued operations

Com closed the sale of its mobile devices business to BenQ in the fourth quarter of fiscal 2005. This business is accounted for as discontinued operations on a retroactive basis, so that Siemens’ financial statements focus on continuing operations and provide a consistent basis for comparing financial performance over time. The results of discontinued operations are still included in net income, and also affect Siemens’ consolidated balance sheets and statements of cash flow.

Discontinued operations reduced net income by €810 million in fiscal 2005 due to operating losses, asset impairments and other charges, and a loss on the sale of the mobile devices business. The prior-year loss was €45 million. The resulting impact of discontinued operations on net income is confined almost entirely to fiscal 2005. Some assets and liabilities of the mobile devices business were not transferred to BenQ before the close of the fiscal year, and Siemens’ balance sheet at September 30, 2005 therefore shows €245 million in assets held for sale and €289 million in liabilities held for sale. These assets and liabilities will be transferred to BenQ in fiscal 2006. In fiscal 2005, discontinued operations used net cash in operating and investing activities of €1.214 billion, compared to net cash provided of €247 million in the prior year. The change of €1.461 billion year-over-year is due primarily to higher net working capital and higher operating losses in fiscal 2005. In line with contractual terms of the sale of the mobile devices business, coming quarters will include additional net cash outflows totaling approximately €500 million related to items involved in the disposition of mobile device operations, including payments related to a product platform transition and costs associated with securing intellectual property.

Funding status of pension plans

The funding status of Siemens’ principal pension plans on September 30, 2005 was an underfunding of approximately €3.5 billion compared to an underfunding of approximately €3.1 billion at the end of the prior fiscal year. A reduction in the discount rate assumption at September 30, 2005 increased Siemens’ projected benefit obligation. This more than offset an increase in plan assets resulting from supplemental and regular contributions, plus a 12.4% return on plan assets over the last twelve months, well above the expected return of 6.7%.

Economic Value Added

Based on continuing operations, Siemens created Economic Value Added (EVA) of €1.311 billion in fiscal 2005 compared to €1.720 billion a year earlier. Including discontinued operations, EVA was €414 million in fiscal 2005. For comparison, EVA of €1.620 billion in the prior year included the Infineon gain and goodwill impairment mentioned above.

All figures are preliminary and unaudited. A reconciliation of EVA to income from continuing operations is available at www.siemens.com/investors.

Note: Starting today at 9:30 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Dr. Klaus Kleinfeld and CFO Heinz-Joachim Neubürger. You can access the webcast at www.siemens.com/pressconference. You will also be able to download the presentation. On November, 11, 2005 at 11.00 a.m. CET, you can follow a conference with analysts and investors live on the Internet by going to www.siemens.com/analystconference.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Media Relations 80312 Munich	Reference number: AXX200507.48 e Wolfram Trost 80312 Munich Tel.: +49 89 636-34794 Fax: -32825 E-mail: wolfram.trost@siemens.com

SIEMENS AG

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the fiscal years ended September 30, 2005 and 2004
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Operations Groups
Communications (Com)(5)	13,802	13,031	12,823	12,258	318	451	13,141	12,709	454	707
Siemens Business Services (SBS)	6,531	6,293	3,964	3,598	1,409	1,118	5,373	4,716	(690)	40
Automation and Drives (A&D)	10,190	8,980	8,537	7,569	1,307	1,260	9,844	8,829	1,210	1,077
Industrial Solutions and Services (I&S)	5,686	4,356	4,350	3,147	1,040	1,143	5,390	4,290	139	95
Logistics and Assembly Systems (L&A)(6)	2,015	1,799	1,386	1,297	86	122	1,472	1,419	69	45
Siemens Building Technologies (SBT)	4,518	4,358	4,301	4,174	114	73	4,415	4,247	181	108
Power Generation (PG)	10,964	9,243	8,042	7,505	19	22	8,061	7,527	951	961
Power Transmission and Distribution (PTD)	5,283	3,863	3,930	3,292	320	319	4,250	3,611	212	238
Transportation Systems (TS)	4,599	4,321	4,146	4,284	44	26	4,190	4,310	45	(434)
Siemens VDO Automotive (SV)	9,787	9,029	9,591	8,987	19	14	9,610	9,001	630	562
Medical Solutions (Med)	8,641	8,123	7,577	6,969	49	103	7,626	7,072	976	1,046
Osram	4,300	4,240	4,222	4,143	78	97	4,300	4,240	465	445
Other Operations(7)	3,236	3,215	1,770	2,050	1,352	1,242	3,122	3,292	45	246

Total Operations Groups	89,552	80,851	74,639	69,273	6,155	5,990	80,794	75,263	4,687	5,136
Reconciliation to financial statements
Corporate items, pensions and eliminations	(6,293)	(7,202)	77	208	(5,902)	(5,844)	(5,825)	(5,636)	(1,072)	(1,206)
Other interest expense	—	—	—	—	—	—	—	—	(191)	(141)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	83,259	73,649	74,716	69,481	253	146	74,969	69,627	3,424	3,789

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	542	562	464	453	78	109	542	562	319	250
Siemens Real Estate (SRE)	1,621	1,578	265	303	1,356	1,275	1,621	1,578	144	106
Eliminations	(10)	—	—	—	(10)	(13)	(10)	(13)	—	—

Total Financing and Real Estate	2,153	2,140	729	756	1,424	1,371	2,153	2,127	463	356

Eliminations, reclassifications and Corporate Treasury	(1,621)	—	—	—	(1,677)	(1,517)	(1,677)	(1,517)	298	224

Siemens	83,791	75,789	75,445	70,237	—	—	75,445	70,237	4,185	4,369

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	9/30/05	9/30/04	2005		2004		2005	2004	2005	2004

Operations Groups
Communications (Com)(5)	1,883	2,134	655		390		509	443	433	486
Siemens Business Services (SBS)	296	632	(258)		(263)		340	428	516	213
Automation and Drives (A&D)	3,570	1,951	333		1,026		1,182	312	245	209
Industrial Solutions and Services (I&S)	1,563	1,003	324		(725)		55	892	95	47
Logistics and Assembly Systems (L&A)(6)	302	501	224		(81)		32	23	23	23
Siemens Building Technologies (SBT)	1,453	1,359	122		195		149	75	104	127
Power Generation (PG)	2,625	1,997	239		687		556	214	196	181
Power Transmission and Distribution (PTD)	1,869	1,162	19		102		161	228	84	73
Transportation Systems (TS)	584	49	(551)		(495)		185	83	57	65
Siemens VDO Automotive (SV)	3,823	3,542	341		1,030		623	515	427	394
Medical Solutions (Med)	3,685	3,173	396		762		1,025	449	229	202
Osram	2,065	2,011	464		453		307	256	261	264
Other Operations(7)	1,639	1,708	231		277		142	87	193	86

Total Operations Groups	25,357	21,222	2,539		3,358		5,266	4,005	2,863	2,370
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,690)	(3,116)	(3,761	)(8)	(1,117	)(8)	470	28	29	487
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	59,787	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	81,454	67,927	(1,222)		2,241		5,736	4,033	2,892	2,857

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,148	9,055	(344)		(159)		563	311	221	194
Siemens Real Estate (SRE)	3,496	3,455	202		454		212	137	203	197
Eliminations	(340)	(576)	(117	)(8)	(82	)(8)	—	—	—	—

Total Financing and Real Estate	13,304	11,934	(259)		213		775	448	424	391

Eliminations, reclassifications and Corporate Treasury	(8,553)	(343)	(8	)(8)	561	(8)	—	—	—	—

Siemens	86,205	79,518	(1,489)		3,015		6,511	4,481	3,316	3,248

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.
(6)	L&A’s Distribution and Industry Logistics (DI) as well as Material Handling Products (MHP) divisions were reclassified to Other Operations as of September 30, 2005. Prior year information was reclassified for comparability purposes.
(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended September 30, 2005 and 2004
(in millions of €)

					Intersegment
	New Orders		External sales		sales		Total sales		Group profit(1)

	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Operations Groups
Communications (Com)(5)	3,553	3,329	3,613	3,495	94	132	3,707	3,627	53	286
Siemens Business Services (SBS)	1,801	2,342	1,080	922	422	323	1,502	1,245	(427)	(28)
Automation and Drives (A&D)	2,840	2,310	2,672	2,152	369	317	3,041	2,469	343	313
Industrial Solutions and Services (I&S)	1,657	1,190	1,555	972	299	337	1,854	1,309	52	35
Logistics and Assembly Systems(L&A)(6)	639	285	407	410	28	50	435	460	7	60
Siemens Building Technologies (SBT)	1,163	1,153	1,263	1,210	37	4	1,300	1,214	84	39
Power Generation (PG)	3,318	2,124	2,340	1,968	5	11	2,345	1,979	256	206
Power Transmission and Distribution (PTD)	1,638	1,088	1,464	1,067	117	109	1,581	1,176	72	62
Transportation Systems (TS)	1,590	1,238	1,153	1,217	8	8	1,161	1,225	15	(129)
Siemens VDO Automotive (SV)	2,417	2,313	2,405	2,302	6	(4)	2,411	2,298	148	160
Medical Solutions (Med)	2,569	2,497	2,257	2,018	18	28	2,275	2,046	302	272
Osram	1,122	1,050	1,103	1,023	19	27	1,122	1,050	117	109
Other Operations(7)	984	1,044	571	539	403	550	974	1,089	(96)	89

Total Operations Groups	25,291	21,963	21,883	19,295	1,825	1,892	23,708	21,187	926	1,474
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,829)	(2,190)	27	95	(1,743)	(1,845)	(1,716)	(1,750)	(265)	(419)
Other interest expense	—	—	—	—	—	—	—	—	(79)	(43)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i,e, Income before income taxes/Total assets)	23,462	19,773	21,910	19,390	82	47	21,992	19,437	582	1,012

									Income before income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	143	155	118	117	25	38	143	155	50	60
Siemens Real Estate (SRE)	433	408	78	96	355	312	433	408	30	(1)
Eliminations	(2)	—	—	—	(1)	(5)	(1)	(5)	—	—

Total Financing and Real Estate	574	563	196	213	379	345	575	558	80	59

Eliminations, reclassifications and Corporate Treasury	(440)	—	—	—	(461)	(392)	(461)	(392)	79	52

Siemens	23,596	20,336	22,106	19,603	—	—	22,106	19,603	741	1,123

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization.
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	9/30/05	9/30/04	2005		2004		2005	2004	2005	2004

Operations Groups
Communications (Com)(5)	1,883	2,134	380		588		163	152	104	128
Siemens Business Services (SBS)	296	632	156		(86)		118	281	324	59
Automation and Drives (A&D)	3,570	1,951	(476)		389		1,030	82	109	45
Industrial Solutions and Services (I&S)	1,563	1,003	222		(749)		38	844	38	20
Logistics and Assembly Systems (L&A)(6)	302	501	90		57		11	8	8	5
Siemens Building Technologies (SBT)	1,453	1,359	71		58		38	17	35	37
Power Generation (PG)	2,625	1,997	263		201		99	92	61	51
Power Transmission and Distribution (PTD)	1,869	1,162	47		(21)		70	172	35	28
Transportation Systems (TS)	584	49	(58)		(58)		125	48	20	19
Siemens VDO Automotive (SV)	3,823	3,542	(42)		165		270	67	131	99
Medical Solutions (Med)	3,685	3,173	557		262		50	90	69	58
Osram	2,065	2,011	128		115		93	100	69	68
Other Operations(7)	1,639	1,708	399		296		(50)	35	137	26

Total Operations Groups	25,357	21,222	1,737		1,217		2,055	1,988	1,140	643
Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,690)	(3,116)	(909	)(8)	(469	)(8)	421	31	25	27
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	59,787	49,821	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i,e, Income before income taxes/Total assets)	81,454	67,927	828		748		2,476	2,019	1,165	670

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,148	9,055	(295)		(491)		313	95	77	48
Siemens Real Estate (SRE)	3,496	3,455	165		175		52	52	65	54
Eliminations	(340)	(576)	(2	)(8)	(29	)(8)	—	—	—	—

Total Financing and Real Estate	13,304	11,934	(132)		(345)		365	147	142	102

Eliminations, reclassifications and Corporate Treasury	(8,553)	(343)	(37	)(8)	74	(8)	—	—	—	—

Siemens	86,205	79,518	659		477		2,841	2,166	1,307	772

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	The Groups ICN and ICM were combined into one Group named Communications (Com) as of October 1, 2004.
(6)	L&A’s Distribution and Industry Logistics (DI) as well as Material Handling Products (MHP) divisions were reclassified to Other Operations as of September 30. 2005, Prior year information was reclassified for comparability purposes.
(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

4

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the fiscal years ended September 30, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate

	2005	2004	2005	2004	2005	2004	2005	2004

Net sales	75,445	70,237	(1,677)	(1,517)	74,969	69,627	2,153	2,127
Cost of sales	(53,502)	(49,592)	1,677	1,517	(53,383)	(49,372)	(1,796)	(1,737)

Gross profit on sales	21,943	20,645	—	—	21,586	20,255	357	390
Research and development expenses	(5,155)	(4,650)	—	—	(5,155)	(4,650)	—	—
Marketing, selling and general administrative expenses	(13,684)	(12,828)	(1)	(1)	(13,395)	(12,545)	(288)	(282)
Other operating income (expense), net	(9)	(172)	(87)	(76)	(136)	(192)	214	96
Income from investments in other companies, net	584	1,031	—	—	492	972	92	59
Income (expense) from financial assets and marketable securities, net	297	69	92	24	255	70	(50)	(25)
Interest income (expense) of Operations, net	(32)	20	—	—	(32)	20	—	—
Other interest income (expense), net	241	254	294	277	(191)	(141)	138	118

Income from continuing operations before income taxes	4,185	4,369	298	224	3,424	3,789	463	356
Income taxes(1)	(979)	(767)	(70)	(39)	(801)	(665)	(108)	(63)
Minority interest	(148)	(152)	—	—	(148)	(152)	—	—

Income from continuing operations	3,058	3,450	228	185	2,475	2,972	355	293
Income (Loss) from discontinued operations, net of income taxes	(810)	(45)	—	—	(814)	(47)	4	2

Net income	2,248	3,405	228	185	1,661	2,925	359	295

Basic earnings per share
Income from continuing operations	3.43	3.87
Loss from discontinued operations	(0.91)	(0.05)

Net income	2.52	3.82

Diluted earnings per share
Income from continuing operations	3.29	3.71
Loss from discontinued operations	(0.87)	(0.05)

Net income	2.42	3.66

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months ended September 30, 2005 and 2004
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate

	2005	2004	2005	2004	2005	2004	2005	2004

Net sales	22,106	19,603	(461)	(392)	21,992	19,437	575	558
Cost of sales	(16,149)	(14,079)	461	392	(16,088)	(13,993)	(522)	(478)

Gross profit on sales	5,957	5,524	—	—	5,904	5,444	53	80
Research and development expenses	(1,547)	(1,188)	—	—	(1,547)	(1,188)	—	—
Marketing. selling and general administrative expenses	(3,786)	(3,511)	—	—	(3,732)	(3,439)	(54)	(72)
Other operating income (expense), net	(47)	155	(20)	(16)	(104)	162	77	9
Income from investments in other companies, net	150	79	—	—	147	67	3	12
Income (expense) from financial assets and marketable securities, net	(12)	—	9	(5)	2	5	(23)	—
Interest income (expense) of Operations, net	(9)	4	—	—	(9)	4	—	—
Other interest income (expense), net	35	60	90	73	(79)	(43)	24	30

Income from continuing operations before income taxes	741	1,123	79	52	582	1,012	80	59
Income taxes	(192)	(340)	(20)	(18)	(151)	(295)	(21)	(27)
Minority interest	(52)	(47)	—	—	(52)	(47)	—	—

Income from continuing operations	497	736	59	34	379	670	59	32
Income (Loss) from discontinued operations, net of income taxes	(420)	(82)	—	—	(421)	(82)	1	—

Net income (Loss)	77	654	59	34	(42)	588	60	32

Basic earnings per share
Income from continuing operations	0.56	0.82
Loss from discontinued operations	(0.47)	(0.09)

Net income	0.09	0.73

Diluted earnings per share
Income from continuing operations	0.54	0.79
Loss from discontinued operations	(0.45)	(0.09)

Net income	0.09	0.70

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the fiscal years ended September 30, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate

	2005	2004	2005	2004	2005	2004	2005	2004

Cash flows from operating activities
Net income	2,248	3,405	228	185	1,661	2,925	359	295
Adjustments to reconcile net income to cash provided
Minority interest	158	166	—	—	158	166	—	—
Amortization, depreciation and impairments	3,426	3,344	—	—	3,001	2,951	425	393
Deferred taxes	(628)	(309)	(5)	(12)	(614)	(278)	(9)	(19)
(Gains) on sales and disposals of businesses and real estate, net	(226)	(246)	—	—	(98)	(222)	(128)	(24)
(Gains) on sales of investments, net	(49)	(612)	—	—	(49)	(612)	—	—
(Gains) on sales and impairments of marketable securities, net	(239)	(47)	—	(12)	(239)	(33)	—	(2)
Loss (income) from equity investees, net of dividends received	(277)	(287)	—	—	(263)	(293)	(14)	6
Change in current assets and liabilities
(Increase) decrease in inventories, net	(717)	(941)	—	—	(709)	(962)	(8)	21
(Increase) decrease in accounts receivable, net	27	(866)	148	(658)	(143)	(208)	22	—
Increase (decrease) in outstanding balance of receivables sold	(7)	133	(28)	65	21	68	—	—
(Increase) decrease in other current assets	248	661	113	107	140	276	(5)	278
Increase (decrease) in accounts payable	89	857	(1)	(6)	103	827	(13)	36
Increase (decrease) in accrued liabilities	(144)	302	(39)	—	(39)	210	(66)	92
Increase (decrease) in other current liabilities	39	(323)	(332)	129	321	(409)	50	(43)
Supplemental contributions to pension trusts	(1,496)	(1,255)	—	—	(1,496)	(1,255)	—	—
Change in other assets and liabilities	669	1,098	(47)	156	709	857	7	85

Net cash provided by (used in) operating activities- continuing and discontinued operations	3,121	5,080	37	(46)	2,464	4,008	620	1,118
Net cash provided by (used in) operating activities — continuing operations	4,217	4,704	37	(46)	3,565	3,635	615	1,115
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,544)	(2,764)	—	—	(2,871)	(2,328)	(673)	(436)
Acquisitions, net of cash acquired	(2,450)	(1,477)	—	—	(2,369)	(1,472)	(81)	(5)
Purchases of investments	(652)	(374)	—	—	(631)	(367)	(21)	(7)
Purchases of marketable securities	(34)	(106)	(12)	(20)	(8)	(86)	(14)	—
(Increase) decrease in receivables from financing activities	(511)	(247)	(81)	569	—	—	(430)	(816)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	28	(65)	—	—	(28)	65
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	977	2,639	—	19	641	2,357	336	263
Proceeds from sales and dispositions of businesses	34	325	—	—	12	306	22	19
Proceeds from sales of marketable securities	356	186	20	104	321	67	15	15

Net cash provided by (used in) investing activities — continuing and discontinued operations	(5,824)	(1,818)	(45)	607	(4,905)	(1,523)	(874)	(902)
Net cash provided by (used in) investing activities — continuing operations	(5,706)	(1,689)	(45)	607	(4,787)	(1,394)	(874)	(902)
Cash flows from financing activities
Proceeds from issuance of common stock	—	4	—	—	—	4	—	—
Purchase of common stock	(219)	—	—	—	(219)	—	—	—
Proceeds from re-issuance of treasury stock	173	—	—	—	173	—	—	—
Repayment of debt	(848)	(1,564)	(596)	(1,270)	(231)	(266)	(21)	(28)
Change in short-term debt	711	(469)	1,065	(414)	(270)	(170)	(84)	115
Dividends paid	(1,112)	(978)	—	—	(1,112)	(978)	—	—
Dividends paid to minority shareholders	(108)	(101)	—	—	(108)	(101)	—	—
Intracompany financing	—	—	(5,112)	1,115	4,738	(765)	374	(350)

Net cash provided by (used in) financing activities	(1,403)	(3,108)	(4,643)	(569)	2,971	(2,276)	269	(263)
Effect of exchange rates on cash and cash equivalents	37	(113)	3	(86)	33	(26)	1	(1)
Net increase (decrease) in cash and cash equivalents	(4,069)	41	(4,648)	(94)	563	183	16	(48)
Cash and cash equivalents at beginning of period	12,190	12,149	11,251	11,345	908	725	31	79

Cash and cash equivalents at end of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Supplemental disclosure of cash paid for:
Interest	441	385
Income taxes	1,093	746

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of September 30, 2005 and 2004
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate

	9/30/05	9/30/04	9/30/05	9/30/04	9/30/05	9/30/04	9/30/05	9/30/04

ASSETS
Current assets
Cash and cash equivalents	8,121	12,190	6,603	11,251	1,471	908	47	31
Marketable securities	1,789	1,386	—	8	1,772	1,361	17	17
Accounts receivable, net	17,122	15,470	(6)	(8)	12,758	11,275	4,370	4,203
Intracompany receivables	—	—	(15,489)	(12,257)	15,362	12,251	127	6
Inventories, net	12,812	11,358	(4)	(2)	12,744	11,295	72	65
Deferred income taxes	1,484	1,144	(178)	61	1,580	1,018	82	65
Assets held for sale	245	—	—	—	245	—	—	—
Other current assets	5,230	4,398	506	710	3,746	2,793	978	895

Total current assets	46,803	45,946	(8,568)	(237)	49,678	40,901	5,693	5,282

Long-term investments	3,768	4,122	—	—	3,463	3,790	305	332
Goodwill	8,930	6,476	—	—	8,799	6,394	131	82
Other intangible assets, net	3,107	2,514	—	—	3,092	2,501	15	13
Property, plant and equipment, net	12,012	10,683	—	1	8,217	7,242	3,795	3,440
Deferred income taxes	6,321	4,811	1,541	1,133	4,743	3,598	37	80
Other assets	5,264	4,966	106	44	1,836	2,217	3,322	2,705
Other intracompany receivables	—	—	(1,632)	(1,284)	1,626	1,284	6	—

Total assets	86,205	79,518	(8,553)	(343)	81,454	67,927	13,304	11,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,999	1,434	3,049	850	564	451	386	133
Accounts payable	10,171	9,326	(1)	(3)	9,965	9,109	207	220
Intracompany liabilities	—	—	(15,998)	(7,449)	9,134	1,703	6,864	5,746
Accrued liabilities	10,169	9,240	115	6	9,898	9,055	156	179
Deferred income taxes	1,863	1,522	(475)	(282)	2,128	1,528	210	276
Liabilities held for sale	289	—	—	—	289	—	—	—
Other current liabilities	13,267	11,850	222	452	12,768	11,173	277	225

Total current liabilities	39,758	33,372	(13,088)	(6,426)	44,746	33,019	8,100	6,779

Long-term debt	8,436	9,785	6,937	8,538	978	750	521	497
Pension plans and similar commitments	4,917	4,392	—	—	4,917	4,392	—	—
Deferred income taxes	352	569	(26)	184	199	274	179	111
Other accruals and provisions	4,819	4,016	91	25	4,310	3,586	418	405
Other intracompany liabilities	—	—	(2,467)	(2,664)	284	457	2,183	2,207

	58,282	52,134	(8,553)	(343)	55,434	42,478	11,401	9,999

Minority interests	656	529	—	—	656	529	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,295,461 and 1,113,285,711 shares, respectively
Issued: 891,085,461 and 891,075,711 shares, respectively	2,673	2,673
Additional paid-in capital	5,167	5,121
Retained earnings	26,583	25,447
Accumulated other comprehensive income (loss)	(7,155)	(6,386)
Treasury stock, at cost 9,004 and 250 shares, respectively	(1)	—

Total shareholders’ equity	27,267	26,855	—	—	25,364	24,920	1,903	1,935

Total liabilities and shareholders’ equity	86,205	79,518	(8,553)	(343)	81,454	67,927	13,304	11,934

Economic Value Added (EVA)

Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

EVA calculation for the fiscal years ended September 30, 2005 and 2004(1)
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate

	2005	2004	2005	2004	2005	2004	2005	2004

Income from continuing operations	3,058	3,450	228	185	2,475	2,972	355	293
Minority interest	148	152	—	—	148	152	—	—
Income taxes(2)	979	767	70	39	801	665	108	63

Income from continuing operations before income taxes	4,185	4,369	298	224	3,424	3,789	463	356
Other interest income (expense) of Operations, net	191	141	—	—	191	141	—	—
Taxes and financial adjustments	(1,094)	(1,001)	(90)	(67)	(902)	(842)	(102)	(92)

Net operating profit from continuing operations after taxes	3,282	3,509	208	157	2,713	3,088	361	264

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2005	2004	2005	2004	2005	2004	2005	2004

Total assets	86,205	79,518	(8,553)	(343)	81,454	67,927	13,304	11,934
Other asset related and miscellaneous reconciling items (see table segment information)	—	—	—	—	(59,787)	(49,821)	—	—
Financial adjustments	—	—	—	—	927	1,114	—	—
Average calculation(3)	—	—	—	—	3,133	3,950	—	—
Liabilities(4)	—	—	—	—	—	—	(11,401)	(9,999)

Average net operating assets for Operations / allocated equity for Financing and Real Estate	—	—	—	—	25,727	23,170	1,903	1,935

	2005	2004	2005	2004	2005	2004	2005	2004

Net operating profit from continuing operations after taxes	3,282	3,509	208	157	2,713	3,088	361	264
Capital charge(5)	(1,971)	(1,789)	(13)	(11)	(1,825)	(1,644)	(133)	(134)

EVA from continuing operations	1,311	1,720	195	146	888	1,444	228	130

EVA from discontinued operations	(897)	(100)	—	—	(897)	(99)	—	(1)

EVA from continuing and discontinued operations	414	1,620	195	146	(9)	1,345	228	129

(1)	To conform with to the current year presentation EVA of fiscal 2004 has been calculated according to the assumptions used in fiscal 2005. For further information see discussion in the Annual Report.
(2)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(3)	The term “Net operating assets” is the same as Net capital employed except the effects of financial adjustments and the fact that Average net operating assets are calculated on a monthly basis. The average net operating assets of discontinued operations have been eliminated for both fiscal years.
(4)	As a result of allocated equity, liabilities are also partly allocated.
(5)	Capital charge for Eliminations, reclassifications and Corporate Treasury is risk-determined.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 10, 2005	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Financial Reporting and Controlling